Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	21,534
Prepaid expenses		283
Total assets	$	21,817
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expense	$	6,000
Due to related party		2,450
Total liabilities		8,450
Commitments and contingencies (see note 7)		
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1
Additional paid-in capital		47,249
Retained earnings		(33,883)
Total stockholders' equity		13,367
Total liabilities and stockholders' equity	$	21,817